Fiduciary Management, Inc.
is proud to sponsor Best Buddies
in enhancing the lives of people
with intellectual disabilities.

  Disciplined Equity Investing for 27 Years

WWW.FMIFUNDS.COM

Ad displayed in booklet distributed at the "Fairways to Friendship Golf Tournament" sponsored by Best Buddies-Wisconsin

Logo displayed on golf green marker-contains:  Fiduciary Management, Inc.
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